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JONES DAY

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Date 13 April 2007


SEC MAIL
PROCESSING
RECEIVED
APR 13 2007
WASH. D.C.
209
SECTION

BY HAND


07022674

Securities and Exchange
Office of International C
450 Fifth Street, N.W.
Washington D.C., 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

Daniel Winterfeldt

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

dw 4/18

082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Share price movement
Released	12:43 09-Mar-07
Number	6843S

AgCert International Plc ("AgCert" or "the Company")

Statement regarding recent share price rise

The Board of AgCert notes the recent rise in the Company's share price and confirms that it is in early stage discussions with a party that may or may not lead to an offer being made for the entire issued share capital of AgCert.

9 March 2007

Further announcements will be made as appropriate.

Enquiries:
For further information, please contact:

College Hill **020 7457 2020**
Anthony Parker

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of AgCert International Plc all dealings in any relevant securities of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3:30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of AgCert International Plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of AgCert International Plc or by any of its respective "associates", must be disclosed by no later than 12:00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

About AgCert

AgCert International plc was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "offsets") from agricultural sources on an industrial scale. These offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN.

The Group's strategy is to expand rapidly its offset production and resultant sales capacity by commencing the modification of Animal Waste Management Systems ('AWMS') on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's greenhouse gas reduction projects can be found at www.agcert.com.

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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082-35025

Regulatory Announcement



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Company	AgCert International PLC
TIDM	AGC
Headline	Rule 2.10 Announcement
Released	07:00 12-Mar-07
Number	7246S

AgCert International Plc ("AgCert" or "the Company")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, AgCert confirms that it has 168,889,964 ordinary shares of Euro 0.0001 pence each in issue.

The International Securities Identification Number (ISIN) for the Company's ordinary shares is IE00B0764647.

12 March 2007

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of AgCert all dealings in any relevant securities of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3:30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of AgCert, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of AgCert or by any of its respective "associates", must be disclosed by no later than 12:00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The shares of AgCert International plc (the 'Shares') have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration

requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

Enquiries:

For further information, please contact:

College Hill **020 7457 2020**
Anthony Parker

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

082-35025

Regulatory Announcement



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Company	AgCert International PLC
TIDM	AGC
Headline	Financing Update
Released	07:00 13-Mar-07
Number	8111S

Agcert International Plc

Financing Update

On 5 January 2007 AgCert International plc (the "Company") announced that it had secured the first component of its proposed debt funding programme by way of a senior secured facility provided by Laurus Master Fund Ltd and that negotiations regarding the balance of the debt funding programme continued to progress. Concurrent with those negotiations, the Company had been conducting an operational and financial review of its business, resulting, as announced on 22 February 2007, in the development of a revised strategy requiring significantly less funding to meet the Company's expectations for the delivery of CERs.

The Board is close to finalising this revised strategy which it anticipates will have a total funding requirement of up to €50 million which the Board is exploring through a combination of equity and debt financing.

The Company will announce its preliminary results for the year ended 31 December 2006 by 30 April 2007, and not as previously announced on the 26 March 2007.

Any further development with respect to the announcement regarding early stage discussions concerning a potential offer for the Company made on 9 March 2007 will be disclosed as appropriate.

13 March 2007

Enquiries:
For further information, please contact:

AgCert — **+3531 245 7400**
Paul D'Alton

College Hill — **020 7457 2020**
Anthony Parker

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of AgCert International Plc all dealings in any relevant securities of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3:30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of AgCert International Plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of AgCert International Plc or by any of its respective "associates", must be disclosed by no later than 12:00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

About AgCert

AgCert International plc was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "offsets") from agricultural sources on an industrial scale. These offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN.

The Group's strategy is to expand rapidly its offset production and resultant sales capacity by commencing the modification of Animal Waste Management Systems ('AWMS') on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's greenhouse gas reduction projects can be found at www.agcert.com.

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

Close

082-35025

AgCert International Plc

Offer discussions and financing update

Further to the announcement on 9 March confirming that AgCert was in early stage discussions with a party that may or may not lead to an offer being made for the Company, the Board of Agcert confirms that offer discussions have now been terminated.

As stated on 13 March the Board is continuing to progress a proposed fundraising in order to implement its new strategy and will update shareholders on developments as appropriate.

10 April 2007

Enquiries

For further information, please contact:

College Hill **020 7457 2020**
Anthony Parker

The shares of AgCert International plc (the 'Shares') have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END